BROOKFIELD CANADA OFFICE PROPERTIES

NOTICE OF ANNUAL MEETING OF UNITHOLDERS

notice is hereby given that the Annual Meeting of Unitholders of Brookfield Canada Office Properties (the “Trust” or “BOX”) will be held at Hockey Hall of Fame, Brookfield Place, 30 Yonge Street, Toronto, Ontario on Monday, April 30, 2012 at 1:30 p.m., Toronto Time, for the following purposes:

1)	to receive the consolidated financial statements of the Trust for the fiscal year ended December 31, 2011, including the external auditor’s report;

2)	to elect Trustees who will serve until the end of the next annual meeting of unitholders; and

3)	to appoint the external auditor who will serve until the end of the next annual meeting of unitholders and authorize the Trustees to set its remuneration.

We will also consider other business that may properly come before the meeting or any adjournment thereof.

The Management Proxy Circular accompanying this Notice provides additional information relating to the matters to be dealt with at the meeting and is incorporated into and forms part of this notice.

You have the right to vote at the Annual Meeting of Unitholders if you are a BOX unitholder as at the close of business on Monday, March 12, 2012.

You do not have to vote in person at the meeting. The Management Proxy Circular tells you how to exercise your right to vote your units.

By Order of the Board of Trustees

(signed) “Deborah R. Rogers”

DEBORAH R. ROGERS

Secretary

Toronto, Ontario

March 30, 2012